

Unaudited Financials

ProMat Solutions

Pro Material Solutions, Inc.

Unaudited Financial Statements for The Years Ended
March 28, 2016 through September 30, 2016

October 5, 2016

Simply Powerful.™

P.O. Box 641051 Chicago IL 60664-1051, USA | o: 312.578.0881 | t: 877.242.9673 | ProMatSolutions.com



October 5, 2016

RE: Form C for Crowdfunding

I, Jerry Freeman, certify that:

(1) the financial statements of Pro Material Solutions included in this Form are true and complete in all material respects; and

(2) no tax return is required for Pro Material Solutions at this time. The company was founded on March 28 of 2016.

Sincerely;

Jerry Freeman
President
Pro Material Solutions
jfreeman@promaterialsolutions.com
312-578-0881
www.promatsolutions.com

Pro Materials Solutions, Inc.
PROFIT AND LOSS
March 28 - September 30, 2016

	TOTAL
Income	
Sales	5,031.84
Total Income	**$5,031.84**
Gross Profit	**$5,031.84**
Expenses	
Accounting Fees	87.50
Auto Expense Gas	116.45
Auto Expense Parking	25.50
Bank Charges	7.00
Dental Insurance	541.90
Design Consulting	900.00
Dues & Subscriptions	312.69
Expense Reimbursement	856.76
Health Insurance	6,916.40
Legal Services	1,375.00
Marketing	718.79
Meals and Entertainment	626.66
Merchant Account Fees	568.79
Mobile Phone	927.72
Office Expenses	1,280.53
Office Phone	305.37
Royalty Payments	22,725.00
Servers	45.00
Services (Computer / Software)	3,396.33
Shipping and delivery expense	14.10
Software Development	17,926.84
Subcontractors	77,505.42
Travel	136.50
Travel Housing	143.74
Total Expenses	**$137,459.99**
Net Operating Income	**$ -132,428.15**
Net Income	**$ -132,428.15**

Wednesday, Oct 05, 2016 12:02:31 PM PDT GMT-5 - Accrual Basis

Pro Materials Solutions, Inc.

BALANCE SHEET
As of September 30, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PERFBUS CHK (2265)	27,571.85
Total Bank Accounts	**$27,571.85**
Total Current Assets	**$27,571.85**
Other Assets	
Deposits	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$27,571.85**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Paid-In Capital	160,000.00
Retained Earnings	0.00
Net Income	-132,428.15
Total Equity	**$27,571.85**
TOTAL LIABILITIES AND EQUITY	**$27,571.85**

Wednesday, Oct 05, 2016 12:03:32 PM PDT GMT-5 - Accrual Basis

Pro Materials Solutions, Inc.
STATEMENT OF CASH FLOWS
March 28 - September 30, 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-132,428.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -132,428.15**
INVESTING ACTIVITIES	
Deposits	0.00
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Paid-In Capital	160,000.00
Net cash provided by financing activities	**$160,000.00**
Net cash increase for period	**$27,571.85**
Cash at end of period	**$27,571.85**

Wednesday, Oct 05, 2016 12:04:45 PM PDT GMT-5

Pro Material Solutions Inc.
Statement of changes in equity for the period 28th March 2016 and 30th September 2016

	Share capital		Retained earnings		Total equity	
	USD		USD		USD	
Initial Contribution						
Initial Contribution	$	60,000			$	60,000
Balance at 28th March 2016	$	60,000	$	-	$	60,000
Changes in equity for the period 3/29/16 to 9/30/16						
Issue of share capital	$	-			$	-
Dividends			$	-	$	-
Income for the period			$	(132,428)	$	(132,428)
Balance at 30th September 2016	$	60,000	$	(132,428)	$	(72,428)

Note: Company was incorporated on 28th March 2016

Pro Material Solutions, Inc.
Notes to Financial Statements (UNAUDITED)
September 30, 2016

ORGANIZATION AND NATURE OF ACTIVITIES

Pro Material Solutions, Inc. ("ProMat or the Company") is an on demand automated submittal platform for the commercial construction industry.

ProMat is an early growth stage company with expenses that substantially exceed income. As a result, the company may be incapable of continuing operations without further investment. Management intends to raise additional capital through an equity crowdfund offering in the fourth quarter of fiscal year 2016 and a subsequent institutional round.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Equipment

The company has not currently purchased or leased any equipment. When equipment is purchased it will be expensed, to the extent permitted, under Section 179 of the U.S. IRC.

Cost of Sales

During the reporting period, management was responsible for all production activities and as such there are no attributable cost of sales. On hiring production personnel by the company, cost of sales will include the costs us such personnel.

Facility Costs

Facility costs include rent, utilities, and various other expenses incidental to maintenance of the Company's offices. At this time the Company has no facility costs.

Federal Income Taxes

The Company is subject to Federal taxes, however, the company was founded on March 28, 2016, and no tax filings are required at this point.

State Income Taxes

The Company is subject to Illinois State taxes, however, the company was founded on March 28, 2016, and no tax filings are required at this point.

Equity

The company's equity was contributed by company founders which consists of cash.

Debt

The company has received $100,000 in convertible debt. The principle terms of the convertible note are 5% simple interest, twelve month maturity, automatic conversion to equity on an additional equity financing of at least $400,000 and a discount to the price of such equity financing.

CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.